[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 12 2011
WASH., D.C.
193

11022335

ES
GE COMMISSION
. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~655~~ 65665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YYY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHASTA PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 BEAR HILL ROAD

(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY BURKUS — 781*-890-6212

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

pw

OATH OR AFFIRMATION

I, GREGORY BURKUS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHASTA PARTNERS, LLC , as of MARCH 31 , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

MEMBER President

Title

COLETTE MAKSOU
Notary Public, Commonwealth of Massachusetts
My Commission Expires May 06, 2016

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHASTA PARTNERS, LLC

FINANCIAL STATEMENTS

MARCH 31, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Members of
Shasta Partners, LLC

We have audited the accompanying statement of financial condition of Shasta Partners, LLC (the Company) as of March 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shasta Partners, LLC as of March 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
April 29, 2011

SHASTA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

ASSETS

Cash	$	773,085
Receivable from non-customers		24,000
Other assets		1,595
	$	798,680

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	22,293
Members' Equity:		
Members' capital		776,387
Total Liabilities and Members' Equity	$	798,680

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2011

Revenues:	
Investment banking and advisory fees	$ 577,935
Interest and dividends	1,887
	579,822
Expenses:	
Communications and data processing	8,183
Occupancy	10,425
Other expenses	229,704
	248,312
Net income	$ 331,510

SHASTA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2011

Balance at April 1, 2010	$ 494,877
Net income	331,510
Capital withdrawals	(50,000)
Balance at March 31, 2011	$ 776,387

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2011

Cash flows from operating activities:	
Net income	$ 331,510
Adjustments to reconcile net income to net cash flow from operating activities:	
(Increase) Decrease in operating assets:	
Increase in Receivable from non-customers	(17,000)
Decrease in Other assets	5
Increase (Decrease) in operating liabilities:	
Increase in Accounts payable and accrued expenses	19,068
Net cash from operating activities	333,583
Cash flows from investing activities:	
None	
Cash flows from financing activities:	
Capital withdrawals	(50,000)
Increase in cash	283,583
Cash at beginning of the period	489,502
Cash at end of the period	$ 773,085

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2011

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA)

Investment Banking and Advisory Fees:

Fees are earned from advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

Revenue Recognition:

The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned, with separate revenue recognition once each transaction is finalized.

Receivables from non-customers:

The Company has not provided an allowance for doubtful accounts, because management believes all amounts are collectible.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Advertising:

The Company expenses advertising costs as they are incurred.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At March 31, 2011, the Company had net capital of $750,792, which was $745,792 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1.

NOTE 3 – OPERATING LEASES

The Company conducts its operations from a facility that is leased under a one year non-cancelable operating lease which expired in May 2010. The Company has been occupying the space on a month to month basis since the lease terminated.

Rent expense for the period was $10,425.

NOTE 4 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company derived 75% of its revenue from one customer.

SHASTA PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

MARCH 31, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Members of
Shasta Partners, LLC

We have audited the accompanying financial statements of Shasta Partners, LLC as of and for the year ended March 31, 2011, and have issued our report thereon dated April 29, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
April 29, 2011

SCHEDULE I

SHASTA PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2011

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 22,293
Net Capital	
Members' capital	$ 776,387
Adjustments to Net Capital	
Receivable from non-customers	(24,000)
Other assets	(1,595)
Net Capital as defined	750,792
Net Capital Requirement:	5,000
Net Capital in Excess of Requirement:	$ 745,792
Ratio of Aggregate Indebtedness to Net Capital	.03 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 771,238
Net audit adjustments	(20,446)
Decrease in non-allowables and haircuts	-
Net capital per above	$ 750,792

SCHEDULE II

SHASTA PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2011

Shasta Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Members of
Shasta Partners, LLC

In planning and performing our audit of the financial statements of Shasta Partners, LLC (the Company), as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
April 29, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Shasta Partners, LLC

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending March 31, 2011, which were agreed to by Shasta Partners, LLC and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Shasta Partners, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Shasta Partners, LLC's management is responsible for the Shasta Partners, LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do no express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Norwood, Massachusetts
April 29, 2011

SHASTA PARTNERS, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED MARCH 31, 2011

Payment Date	To Whom Paid	Amount
10/17/2010	SIPC	$ 189
4/27/2011	SIPC	$ 1,261